FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 22, 2004 (“Rogers Wireless and RIM Introduce The New BlackBerry 7290 in Canada")	Page No 2

Document 1

FOR IMMEDIATE RELEASE

October 22, 2004

ROGERS WIRELESS AND RIM INTRODUCE THE NEWBLACKBERRY
7290 IN CANADA

BlackBerry 7290 Features Quad-Band Phone, Bluetooth Support, Brighter Screen and Increased Memory

Toronto and Waterloo, ON – Rogers Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the new BlackBerry 7290 Wireless Handheld™ in Canada. The Java™-based BlackBerry 7290™ builds upon the proven BlackBerry® experience with new features including a quad-band phone, Bluetooth support, a brighter color screen and increased memory — all while maintaining excellent battery life. The BlackBerry 7290 is ideal for mobile professionals who want a superior wireless e-mail and data experience combined with a built-in ‘world phone’ phone, all in a single, compact device. Expected to be available at the end of the month, the BlackBerry 7290 operates on the nationwide Rogers Wireless GSM/GPRS network with extensive support for international roaming.*

“BlackBerry is a very popular solution with our customers and Rogers Wireless is pleased to work with RIM to add the BlackBerry 7290 to our line of BlackBerry handhelds,” said John Demetris, Vice President, Business Marketing Rogers Wireless. “The introduction of the BlackBerry 7290 with quad-band and Bluetooth support demonstrates Rogers Wireless and RIM’s continued commitment to providing leading wireless communications solutions to our customers across Canada.”

“Rogers Wireless and RIM enjoy a long and successful history of delivering BlackBerry to customers in Canada and we are pleased to jointly introduce an exciting new BlackBerry device to Canadian mobile professionals,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry 7290 raises the bar for advanced wireless devices, providing a powerful wireless voice and data solution to keep mobile professionals connected to the communications and information that matter most while on the go.”

The BlackBerry 7290 combines e-mail, phone, SMS, organizer, web and corporate data applications in a single handheld. The BlackBerry 7290 delivers an exceptional voice experience with quad-band support, operating on the GSM/GPRS 850/900/1800/1900 MHz frequencies, enabling domestic and international roaming, and also features Bluetooth support for headsets and car kits. In addition, the BlackBerry 7290 features 32 MB flash memory and 4 SRAM, a brighter LED backlight, as well as an updated QWERTY keyboard style with highlighted number keys for easy dialing and typing.

The high-resolution screen displays crisp images with support for more than 65,000 colors while continuing to offer superior battery life for optimal wireless performance. The BlackBerry 7290 also features cradle-free wireless e-mail synchronization, integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF and ASCII) and remote address look up in addition to secure, push-based wireless connectivity.

For business customers hosting their own e-mail, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data. BlackBerry Enterprise Server also includes a feature called Mobile Data Service that is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports additional corporate data access and interaction capabilities beyond e-mail. With BlackBerry Mobile Data Service, customers can leverage their existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support.

For businesses that have hosted e-mail, BlackBerry Internet Service™ allows users to access up to 10 existing e-mail accounts from a single device and without the need for server software. Rogers Wireless’ new and enhanced HTML Internet browsing offering is now available to BlackBerry Internet Service users.

For downloadable images of the BlackBerry 7290™, please visit: http://www.rim.com/news/kit/media/downloads/index.shtml

About Rogers Wireless

Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has approximately 4.1 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts
Heather Armstrong
Rogers Wireless
+1 416-935-6379
Heather.Armstrong@rci.rogers.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* Check with Rogers Wireless for roaming services.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 22, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller